Exhibit (d)(8)

EXECUTION VERSION

MEMORANDUM OF UNDERSTANDING

License of Name and Likeness Rights

Key Material Terms

January 9, 2011

The following are the material terms of the agreement between Mr. Hugh M. Hefner (“HMH”) and Rizvi Traverse (“RT”) with respect to a license agreement between HMH and Playboy Enterprises, Inc. (“Licensee”).

This Memorandum of Understanding (this “MOU”) sets forth the material terms and conditions of the parties’ agreement regarding HMH’s license of his name and likeness to the Licensee upon and after the closing of the merger contemplated in that certain Agreement and Plan of Merger of even date herewith, by and among Icon Acquisition Holdings, L.P., Icon Merger Sub, Inc. and Playboy Enterprises, Inc. (the “Merger Agreement”).

The parties have agreed to hereafter negotiate expeditiously and in good faith and enter into one or more formal agreements (collectively, the “Long Form Agreement”) containing the terms and conditions set forth herein and other terms as would be set forth in customary agreements covering transactions of this type. However, until such time as the parties enter into the Long Form Agreement (or this MOU is terminated in accordance with its terms), this MOU on its execution and delivery by each party shall be a binding agreement among the parties and may not be amended or supplemented except in a writing executed by each of the parties.

This MOU shall automatically terminate upon the termination for any reason of the Merger Agreement.

1.	Parties:	HMH and Licensee.

2.	Licensed Property:	The licensed property (“Licensed Property”) is: the name “Hugh M. Hefner,” “Hugh Hefner,” “Hef,” HMH’s portrait, photographs, pictures, and other graphic depictions of HMH, the image, voice, signature, and likeness of HMH, and, to the extent previously used by Licensee with HMH’s consent, any other proprietary personal indicia reasonably identifiable with HMH.

3.	Scope:

Non-exclusive license (“License”).

However, HMH agrees not to permit any Prohibited Party to use his name and likeness (i.e. the Licensed Property).

“Prohibited Party” means any person or entity who is an “Unsuitable Person” as defined in the RT/HMH operating agreement. The parties agree that, unless either party has actual knowledge that a person or entity is an Unsuitable Person at the time of entering into an agreement with such person or entity, HMH shall be deemed in compliance of the provision above if HMH obtains, at or prior to entering into such an agreement, a representation, warranty or other certificate from such person or entity providing that he, she or it is not an Unsuitable Person as so defined. In order to determine whether Licensee has actual knowledge that a person or entity is an Unsuitable Person, HMH may send Licensee written notice of the name of such person or entity, and unless Licensee provides evidence of such actual knowledge within 7 days after receiving such notice, Licensee shall be deemed not to have actual knowledge.

4.	Term:

Unless terminated in accordance with the provisions below, the term (the “Term”) of the License shall commence upon the closing of the merger contemplated in the Merger Agreement and shall expire upon the later of (i) the death of HMH or (ii) such time as HMH’s no longer owns any equity in Licensee.

If the License is terminated as a result of HMH’s death or as a result of HMH no longer owning any equity in Icon Acquisition Holdings, LLC, then upon the occurrence of either such event, the Posthumous Term License (defined below) shall automatically commence and continue thereafter until terminated in accordance with the provisions below (the “Posthumous Term”).

5.	Territory:	Worldwide.

6.	Permitted Uses:

During the Term, Licensee may use the Licensed Property as follows (the “Lifetime Uses”): (i) in the manner set forth on Schedule 1 hereto (“Initial Uses”); (ii) subject to HMH’s approval in each instance, consistent with past practice, in connection and in conjunction with promoting Licensee’s “Playboy” brand through signage and naming, at New Land-Based Entertainment Venues; and (iii) subject to HMH’s approval in each instance, which he may withhold in his sole but reasonable discretion, in connection and in conjunction with manufacturing, distributing, and marketing Licensee’s “Playboy” products and services. For purposes of clarity, in no event may Licensee use or permit the use of the Licensed Property in connection with any express or predominant endorsement of products or services of (a) any third party entity or brand, whether in conjunction with the “Playboy” brand, co-branded with Licensee or otherwise or (b) any product or service line that Licensee is not using as of the date hereof and that are inconsistent with the nature and reputation of Licensee’s business as of the date hereof.

“New Land-Based Entertainment Venues” means any “Playboy” branded club, destination entertainment venue, restaurant, hotel, “VIP” lounge and similar venue at concerts and entertainment events and casinos established by Licensee after the date hereof that are owned, managed, licensed or operated by Licensee, provided, that such venues shall be operated in a manner and quality no less than that of clubs and casinos existing as of the date hereof (e.g. in terms of their first class service, cleanliness, staffing, upkeep, quality, amenities, etc.).

During the Posthumous Term, Licensee may use the Licensed Property in connection with (and in the manner of) any Lifetime Use that both (i) was approved by HMH during his lifetime pursuant to the License and (ii) either (a) was being used by Licensee in accordance with the License as of HMH’s death or (b) Licensee was actively preparing to use as of HMH’s death (the “Posthumous Term License”).

For purposes of clarity, Licensee may not in any event (during the Term or the Posthumous Term) use or exploit (or permit the use or exploitation) of the Licensed Property independent of Licensee’s own iconic marks and logos (i.e., the “Playboy” name and/or the bunny head logo). By way of example and not limitation, Licensee may not reproduce, distribute or sell the Licensed Property on any merchandise that doesn’t also include such other readily apparent and more prominently-featured mark or logo that is owned by and identifies Licensee.

6.	No Attributions:	Notwithstanding anything to the contrary herein, in no event shall Licensee use or exploit (or permit the use or exploitation of) the Licensed Property in a manner that attributes to HMH any social or political opinion, outlook, view point, or advice (other than unedited, un-annotated and unabridged video footage, writings and other materials previously used in connection with the Licensed Property and used in accordance with the License) without HMH’s prior written consent in each instance. By way of example and not limitation, Licensee may not create or maintain an advice column purporting to give advice from HMH that HMH has not himself actually given or otherwise approved in writing.

7.	Quality Control:	During the Term and the Posthumous Term, HMH shall have quality control and inspection rights that are reasonably designed to permit him to assure that Licensee is in compliance with the terms and conditions of the License. Licensee shall and shall cause all permitted sublicensees to comply with the applicable terms and conditions of the License. HMH or his designees shall endeavor in good faith to timely reply to any requests by Licensee for approvals under the License, but his or his designee’s failure to so reply shall not in any event be deemed approval.

8.	License Fee:

License fee shall include:

(1) During the Term, the licenses, rights and privileges set forth in the License with respect to the Lifetime Uses are being granted to Licensee in exchange for, among other things, Licensee’s entry into and full performance under that certain employment agreement by and between HMH and Licensee effective as of the commencement of the Term of the License.

(2) During the Posthumous Term, the licenses, rights and privileges set forth in the License with respect to the Posthumous Term License shall be granted to Licensee in exchange for $250,000 per year during the Posthumous Term (the “Posthumous Term License Fee”). The Posthumous Term License Fee shall be paid to a charitable foundation or other non profit selected by HMH in his sole discretion (including, without limitation, HMH’s foundation). Licensee shall pay the

Posthumous Term License Fee in advance each year during the Posthumous Term by wire transfer of immediately available funds within 10 days after the commencement of the Posthumous Term and, for each year thereafter, on the anniversary date of the commencement of the Posthumous Term.

(3) With respect to all uses of the Licensed Property other than as specified above, the parties shall negotiate a royalty fee and other terms and conditions at the time of the proposed use.

9.	Expenses:	Licensee shall be solely responsible for all costs/expenses involved in the development, manufacturing and sale of all approved products and services. Licensee shall defend and indemnify HMH with respect to all losses, costs and liabilities (including attorneys fees) for any claims that the actions, products or services of Licensee, its affiliates, agents, and/or sublicensees do not comply with applicable law or violate or infringe upon another person or entity’s rights.

10.	Consulting Services:	Without limitation of HMH’s express obligations and duties set forth in the employment agreement, HMH may, but is not obligated to, provide his consulting and other services with respect to proposed uses of the Licensed Property. Licensee shall reimburse HMH for all costs/expenses related to such services. HMH shall not be required to make any appearances (whether for public/private events, for photo shoots or otherwise), sign books, posters and other materials, or otherwise similarly promote Licensee or its products or services.

11.	Termination:

HMH may terminate the Term (or the Posthumous Term) of the License upon written notice to Licensee following any of the following events:

(1) Material breach of License that, if curable, remains uncured for 30 days following written notice of such breach to Licensee from HMH or, so long as Licensee is diligently using its best efforts to cure such breach, such longer period as is reasonably necessary to effect such cure.

The parties acknowledge that, with respect to inadvertent breaches of which Licensee receives written notice relating to the approval process set forth in the License, the (i) prompt removal of all unapproved items/materials; (ii) disgorgement by Licensee to HMH of all gross proceeds related thereto; and (iii) prompt action by Licensee of any other acts reasonably requested by HMH to dissociate HMH from such unapproved items/materials and to correct any reputational harm or unjust enrichment relating thereto shall be deemed to cure such breach, provided, however, that Licensee shall not have the benefit of the foregoing provision if it has committed more than two such inadvertent breaches within any twelve month period.

(2) Material breach by any JV partner or Company of any of the following provisions of the operating agreement, which such breaches, if curable, remain uncured for a period of ten (10) business days following written notice from HMH of such breach: Section 5.2 (Board configuration), Section 5.3(b) (HMH special approval rights), Section 6.5(b) (HMH personal rights), Section 6.8 (RT minimum ownership), Section 9.2 (IPO), and/or Article 9 (transfer restrictions).

(3) Termination without Cause or with Good Reason of HMH’s employment agreement, provided, however, that in the event that Licensee’s breach is due solely to an Unforeseeable Financial Condition, then Licensee shall have a period of nine (9) months following written notice to cure such breach so long as Licensee is diligently working to remove, reverse or mitigate such Unforeseeable Financial Condition. “Unforeseeable Financial Condition” means [                    ]. [HMH to provide and parties to mutually agree upon definition prior to end of January 2011]

The Term (or the Posthumous Term) of the License shall automatically terminate without the necessity of any notice whatsoever in any of the following events:

(4) (i) Licensee files a petition in bankruptcy or is adjudicated a bankrupt; (ii) a petition in bankruptcy is filed against Licensee which is not stayed or dismissed within 60 days following filing; (iii) Licensee declares that it is insolvent or makes or agrees to make an assignment for the benefit of creditors or an arrangement pursuant to any bankruptcy law, (iv) Licensee discontinues business; or (v) a receiver is appointed for Licensee. If the License is terminated pursuant to this clause (4), any and all of Licensee and its receivers, representatives, trustees, agents, administrators, successors and assigns shall have no right to sell or in any way deal with any of the Licensed Properties, except with the special prior written consent and under the instructions of HMH that it or they shall be obligated to follow.

12.	Burn-Off Period:	Upon any termination of the Term (or the Posthumous Term) of the License, Licensee shall have a period of three (3) months from the date of termination to discontinue and cause to be discontinued any and all uses of the Licensed Property, provided however, that termination shall not limit Licensee’s use where the appearance of the Licensed Property is nominal and merely incidental to the affected work (e.g., the appearance of an HMH photograph in back issues or reissues of one of Licensee’s serial publications).

13.	First Rights:	Licensee to have a right of first negotiation/offer if HMH ever elects to sell, assign or transfer the Licensed Property to an unaffiliated/unrelated party that is not a Prohibited Party (as to which any sales, assignments or transfers shall be prohibited).

14.	Company Images/Prohibited Parties:	HMH may use, reproduce and distribute (and permit others to use, reproduce and distribute) images and depictions of the Mansion (including items located therein) in any manner consistent with past practice, but never in connection with any Prohibited Party or any brand of any Prohibited Party. HMH’s permitted use of such images and depictions of the Mansion (including items located therein) shall be without any additional compensation to Licensee except if such use (i) is intended to promote third party products or services and (ii) includes the iconic, recognizable spaces in the Mansion (e.g., the Great Hall, the front of the Mansion, the grotto), in which case Licensee shall have the right to negotiate a location fee, consistent with past practice, for such use.

Neither party shall during the Term (or the Posthumous Term) enter (or permit any of its affiliates to enter) into any business arrangement with any Prohibited Party or any brand of any Prohibited Party.

15.	Scrapbook:

The scrapbooks (maintained at the Mansion), which are in essence an autobiography of HMH’s life, and all materials created by Hef contained therein shall be confirmed as the property of HMH. For purposes of clarity, the copyrights to images published in Playboy Magazine shall be owned by Licensee, not HMH. For further clarity, HMH intends to continue creating the scrapbooks during his entire lifetime, and all intellectual property rights in and to materials created by HMH in connection with the scrapbooks shall belong solely to HMH.

Licensee shall cover HMH’s costs and expenses for (i) continuing the creation of the scrapbooks through HMH’s death, in an amount equal to $356,000 per year (as may be increased, but not decreased, on annual basis pursuant to the Budget Process under the operating agreement) and (ii) maintaining and digitizing the scrapbooks, in an amount equal to but not in excess of $1,000,000 in aggregate. It is the parties’ intent that the original scrapbooks remain at the Mansion so long as HMH resides at the Mansion. The parties understand that it is HMH’s intention that the original scrapbooks be relocated to a location other than the Mansion after HMH is no longer residing at the Mansion. However, notwithstanding the foregoing, HMH may elect to keep the scrapbooks at the Mansion for any period of time after he is no longer residing at the Mansion, and Licensee agrees to grant to HMH and his designees reasonable access to the scrapbooks and to maintain the scrapbooks in the manner they are currently being maintained.

HMH shall grant to Licensee a royalty free, fully paid up, nonexclusive, nontransferable, perpetual license to the scrapbooks (and, if completed, the digitized scrapbooks), in each case, solely to the extent of HMH’s rights therein, solely for non-commercial, research and educational purposes. Licensee shall grant to HMH (including his successors, trustees, heirs and estate) a royalty free, fully paid up, nonexclusive, nontransferable (other than to his successors, trustees, heirs and estate), perpetual license to the scrapbooks, including any digital version, in each case, solely to the extent of Licensee’s rights therein, solely for non-commercial, research and educational purposes. HMH shall deliver a copy of the digitized scrapbooks (if and when completed) to Licensee, but, for purposes of clarity, such copy shall not be deemed a “sale” but, rather, solely a license to the materials therein.

During the Term of the License and any Posthumous Term, to the extent any images or materials contained in the scrapbooks are created by HMH and are used by Licensee in Initial Uses, Licensee shall not be required to pay any additional consideration to HMH for such uses, and such images and materials shall be deemed to be part of the “Licensed Property” under the License (subject in all cases to HMH’s approval rights under the License). Otherwise, the parties shall negotiate in good faith pursuant to Section 8(3) above clause (3) of “Licensee Fee” above with respect to uses of any such other materials contained in the scrapbooks.

HMH makes and shall make no representation or warranty (or provide any indemnity) with respect to the images contained in the scrapbooks or Licensee’s ability to use such images without violating the rights of any person or entity. Licensee shall indemnify HMH with respect to its use of such images.

16.	Joint Opportunities:	From time to time during the term of the License, either party may bring to the other party opportunities for such other party to license to third parties such other party’s intellectual property and other rights. No party shall be obligated to enter into any such license. Neither party shall hold itself out as the agent for the other party, and nothing herein shall prohibit either party from engaging a third party to represent it in connection with licensing opportunities.

17.	Reservation of Rights:	All rights not expressly granted to Licensee under the License are expressly reserved to HMH. Without limitation of the generality of the foregoing and notwithstanding anything to the contrary herein or elsewhere, but subject to Section 3 above, HMH may license his name and likeness in any manner and to any person as he desires, and all fees that HMH receives from those licenses will remain his separate income and will not be shared with Licensee.

EXECUTION VERSION

Additional Legal Terms

New Derivative Works:	If HMH approves any specific use of the Licensed Property in accordance with the License, Licensee may combine such approved Licensed Property with other intellectual property owned by Licensee (“Derivative Works”). Licensee shall own the copyrights to such derivative works, but not the Licensed Property incorporated therein. Licensee shall maintain, defend and preserve HMH’s rights in the Licensed Property embodied therein.

HMH and Licensee Representatives:	Licensee shall dedicate two employees each to be responsible for receiving and requesting (and each to individually have full authority to receive and request) approvals under the License. HMH shall designate one individual to be responsible for receiving and requesting approvals under the License.

Approved Uses:	Requests for approvals shall be accompanied by prototypes and samples. All approved uses shall conform in all material respects to such prototypes and samples. Licensee shall use its reasonable best efforts to preserve the goodwill of the Licensed Property. Licensee’s use of the Licensed Property shall be of a quality at least as high as currently in effect.

Representations and Warranties:	HMH shall represent and warrant to Licensee that he has not entered into any agreement with any person or entity that would be violated by HMH’s entry into the License. HMH shall make no other representation or warranty with respect to the Licensed Property.

Third Party Infringements:	Licensee may not pursue infringement, misappropriation or similar actions relating to the Licensed Property without HMH’s consent, which shall not be unreasonably withheld. At HMH’s request, unless the Licensed Property is an incidental and immaterial part of the Derivative Work), Licensee shall, at Licensee’s expense, prosecute all potential infringement, dilution, libel and other diminution in the goodwill of the Derivative Works unless Licensee’s and HMH’s outside counsel agree that there is no reasonable basis for such prosecution. Licensee and HMH shall share equally all proceeds from such actions, after Licensee receives its related out of pocket costs/expenses. Licensee shall not pursue any actions involving the Licensed Property without HMH’s prior written consent.

Indemnity:	Licensee shall indemnify and hold harmless HMH for all liabilities and losses related to Licensee’s business, assets, products or services; Licensee’s use of the Licensed Property; acts or omissions of Licensee’s employees, directors, agents and representatives; and Licensee’s breach of the License. HMH shall be named an additional insured on Licensee’s insurance policies (products liability, E&O, media, etc.)

Dispute Resolution/Governing Law:	The License shall be governed by California law without regard to conflicts of laws. Final and binding arbitration in Los Angeles, California. Prevailing party shall be entitled to fees and expenses from non-prevailing party.

Successors and Assigns:	The License shall be binding and inure to the benefit of HMH’s successors-in-interest, assigns, estate, heirs, and executors. For purposes of clarity, all references to “HMH” after the death of HMH shall refer to HMH’s successors-in-interest, estate, heirs or executor, as applicable. Licensee shall not assign the License other than in connection with a sale of all or substantially all of its business as permitted in the operating agreement.

Challenge/Uses:	Licensee shall not file any registration anywhere in the world with respect to or containing, in whole or in part, any Licensed Property, except where the appearance of the Licensed Property is merely incidental and immaterial to the work being registered (e.g., the appearance of an HMH photograph in one of Licensee’s serial publications). Licensee shall not, during or after the Term, directly or indirectly challenge HMH’s ownership of the Licensed Property or maintain any action against any licensee of HMH. Licensee agrees not to use or permit any of its affiliates to use the Licensed Property except in accordance with the License, even if Licensee would otherwise have the right under applicable law to use the same without HMH’s approval (e.g., under “newsworthiness,” “transformative” “media” or other exceptions under law existing during or after the lifetime of HMH). Licensee shall not use or permit to be used any word, sound or image that is confusingly similar to any of the Licensed Property.

Further Assurances:	The parties agree to execute and deliver all documents, certificates and instruments, to provide all information and to take or refrain from taking all such actions as may be necessary or appropriate to achieve the purposes of the License.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Memorandum of Understanding as of the date first above written.

ICON ACQUISITION HOLDINGS, L.P.

By: Icon Acquisition Holdings LLC, its General Partner

By:	/s/ Bernhard L. Kohn III
Name:	Bernhard L. Kohn III
Title:	Vice President and CFO

HUGH M. HEFNER

/s/ Hugh M. Hefner

Agreed and Acknowledged:

Rizvi Traverse Management, LLC

By:	/s/ Bernhard L. Kohn III
Name:	Bernhard L. Kohn III

License MOU Signature Page

Schedule 1- Initial Uses

1.	Signage and naming at “Playboy” branded clubs and casinos that are owned or operated by Licensee as of the date hereof, substantially in the manner currently being used (e.g., the “Hugh M. Hefner Sky Villa” at the Palms).

2.	Pursuant to and in accordance with the following license agreements, to the extent such agreements have not expired, provided, however, that no such agreement may be renewed or extended without HMH’s consent in each instance:

Contract Name	Contracting Parties	Date
Publishing Contract regarding Fore Play: The Very Best of Playboy’s Classic Golf Humor	General Publishing Group, Inc. Playboy Enterprises, Inc.	February 6, 1995

Product License Agreement regarding cigars and cigar boxes	Consolidated Cigar Corporation Playboy Enterprises, Inc.	January 1, 1996

Publishing Contract regarding Fore Play: Inside the Playboy Mansion	General Publishing Group, Inc. Playboy Enterprises, Inc.	May 23, 1997

Agreement regarding Playboy 50th Anniversary Photography Book and Playboy’s 50th Anniversary Cartoon Book	Chronicle Books LLC Playboy Enterprises International, Inc.	September 3, 2002

Agreement regarding work drawing from history of Playboy of past 50 years as seen by Hugh M. Hefner	Taschen GmbH Playboy Enterprises International, Inc.	December 13, 2002

Agreement regarding ‘Playboy Blondes’, ‘Playboy Brunettes’, and ‘Playboy Redhead’ books	Chronicle Books LLC Playboy Enterprises International, Inc.	July 15, 2004

Agreement regarding republishing of The Playboy Book and The Playmate Book	Taschen GmbH Playboy Enterprises International, Inc. General Publishing Group, Inc.	July 1, 2004

Agreement regarding Playboy Bunny Advice book	Chronicle Books LLC Playboy Enterprises International, Inc.	August 10, 2005

Agreement regarding Playboy Stars	Chronicle Books LLC Playboy Enterprises International, Inc.	March 1, 2006

Agreement regarding Playboy Bunny Advice book	Chronicle Books LLC Playboy Enterprises International, Inc.	March 30, 2006

Agreement regarding Playboy Bunny Centerfolds book	Chronicle Books LLC Playboy Enterprises International, Inc.	March 30, 2006

Agreement regarding creation of bobbleheads	Beeline Creative, Inc. Playboy Enterprises International, Inc.	August 1, 2006

Agreement regarding Kidrobot created merchandise	Kidrobot, Inc. Playboy Enterprises International, Inc.	September 21, 2006

Product License Agreement	Rubies Costume Company, Inc.	January 1,

	Playboy Enterprises International, Inc.	2009

Product License Agreement regarding Men’s and Women’s Halloween costumes	Rubies Costume Company, Inc. Playboy Enterprises International, Inc.	April 1, 2010

Agreement concerning design manufacture, advertisement, promotion, sale and distribution of vodka	William Grant & Sons, Inc. Playboy Enterprises International, Inc. Spirits International B.V.	April 23, 2010

For purposes of clarity, notwithstanding anything to the contrary in the agreements listed above, Licensee does not have, and shall not acquire, any right, interest or title (other than the license set forth in the License) to the Licensed Property.

3.	Any agreements that Licensee enters into during the Term involving the Licensed Property and as allowed by the License shall automatically become part of the above list and become incorporated herein by reference, provided, however, that no such agreements may contain, together with all automatic extension and options, a term longer than four (4) years unless a longer term is approved in writing by HMH.

4.	Uses existing as of the date hereof on playboy.com and cyberclub (e.g., video products “Ask Hef” and “A Day in the Life of Hef: The Temptations of Hef,” introductory clip for thesmokingjacket.com, “mini-Hef,” “Hef’s painted ladies” and pictures of Hef at Playboy-sponsored parties).